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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235–0145 Expires: December 31, 2005 Estimated average burden hours per response. . . . . . 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Novavax, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

670002104
(CUSIP Number)

John A. Denniston Kleiner Perkins Caufield & Byers. 2750 Sand Hill Road Menlo Park, CA 94025 (650) 233-2750	Sayre E. Stevick Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No. 670002104
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KPCB Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 670002104
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KPCB Pandemic and Bio Defense Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,873,563 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,873,563 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,873,563 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Certain of the 2,873,563 shares, are held for the account of certain other persons associated with KPCB PBD Associates (as defined below).  KPCB PBD Associates is the managing member of KPCB Pandemic and Bio Defense Fund, LLC.

(2)
Based on 54,704,346 shares of the Issuer’s Common Stock outstanding as of February 28, 2006.  This amount represents 50,106,646 shares that were outstanding as of February 28, 2006, as represented by the Issuer in the Prospectus Supplement discussed in Item 5(a) below, plus a total of 4,597,700 shares purchased pursuant to the Securities Purchase Agreement discussed in Item 3 below, which closed on February 28, 2006.

SCHEDULE 13D

CUSIP No. 670002104
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KPCB PBD Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,873,563 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,873,563 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,873,563 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Certain shares of the 2,873,563 shares beneficially owned by the Reporting Person (as defined below), are held for the account of certain other persons associated with KPCB PBD Associates (as defined below).

(2)

Based on 54,704,346 shares of the Issuer’s Common Stock outstanding as of February 28, 2006.  This amount represents 50,106,646 shares that were outstanding as of February 28, 2006, as represented by the Issuer in the Prospectus Supplement discussed in Item 5(a) below, plus a total of 4,597,700 shares purchased pursuant to the Securities Purchase Agreement discussed in Item 3 below, which closed on February 28, 2006.

SCHEDULE 13D

CUSIP No. 670002104

ITEM 1.              SECURITY AND ISSUER.

                                This Statement on Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) with respect to shares of Common Stock of Novavax, Inc. (“Novavax” or the “Issuer”). The principal executive offices of the Issuer are located at 508 Lapp Road, Malvern, Pennsylvania 19355.

ITEM 2.              IDENTITY AND BACKGROUND.

                                The name of the persons filing this statement (each a “Reporting Person” and together the “Reporting Persons”) are as follows:

                                KPCB Holdings, Inc. (“KPCB Holdings”);
                                KPCB Pandemic and Bio Defense Fund, LLC (“KPCB PBD Fund”); and
                                KPCB PBD Associates, LLC (“KPCB PBD Associates”).

                                The business address of the Reporting Persons is 2750 Sand Hill Road Menlo Park, California 94025. The names, business addresses and present principal occupations of employment of the directors and executive officers of KPCB Holdings are set forth in the attached Appendix 1, which is incorporated in its entitrety herein by reference.

                                KPCB Holdings is a California corporation. KPCB PBD Fund and KPCB PBD Associates are Delaware limited liability companies.

                                During the past five years, no Reporting Person nor any individual listed on Appendix 1 to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                During the past five years, no Reporting Person nor any individual listed on Appendix 1 to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                                Prior to February 28, 2006, none of the Reporting Persons nor any individual listed on Appendix 1 to this Schedule 13D beneficially owned any shares of Issuer Common Stock. The Reporting Persons acquired the shares of the Issuer’s Common Stock that are the subject of this Schedule 13D for cash, pursuant to a Securities Purchase Agreement by and among the Issuer, KPCB Holdings, and Prospect Venture Partners III, L.P. (“Prospect”), dated as of February 28, 2006 (the “Securities Purchase Agreement”), filed as Exhibit A hereto. Certain shares of the 2,873,563 shares purchased pursuant to the Securities Purchase Agreement, are held for the account of certain other persons associated with KPCB PBD Associates.

                                Pursuant to the terms of the Securities Purchase Agreement, the Issuer will nominate an individual to be specified by KPCB Holdings and reasonably acceptable to the Board of Directors of the Issuer (the “Board Designee”) as a Class II director.

                                References to, and descriptions of, the Securities Purchase Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Securities Purchase Agreement included in Exhibit A to this Schedule 13D. This agreement is incorporated into this Schedule 13D where such references and descriptions appear.

ITEM 4.              PURPOSE OF TRANSACTION.

                                All of the shares of the Issuer’s Common Stock acquired by the Reporting Persons were acquired for investment purposes. Except as set forth in this Schedule 13D, to the Reporting Persons’ knowledge:

                                (a)           The response to item 3 is incorporated by reference. The Reporting Persons do not presently have any plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Issuer;

                                (b)           The Reporting Persons do not presently have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                                (c)           The Reporting Persons do not presently have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                                (d)          Except with respect to the Board Designee as described in Item 3 hereto, the Reporting Persons have made no changes to the board of directors or management of the Issuer and have no present plans or proposals to make any changes in the present board of directors or management of the Issuer, including any changes in the number or term of directors or the filling of any existing vacancies on the board of directors of the Issuer;

                                (e)           The Reporting Persons do not presently have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;

                                (f)            The Reporting Persons do not presently have any plans or proposals which relate to or would result in any other material change in the Issuer’s business or corporate structure;

                                (g)           The Reporting Persons do not presently have any plans or proposals which relate to or would result in changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                                (h)           The Reporting Persons do not presently have any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                (i)            The Reporting Persons do not presently have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and

                                (j)            The Reporting Persons do not presently have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

                                Notwithstanding the foregoing, the Reporting Persons intend to review their investment in Issuer on a continuing basis and reserve the right to, among other things, (i) acquire additional securities of and increase their level of investment and control in Issuer, through acquisitions of Issuer securities in the open market or in privately negotiated transactions with Issuer or third parties, or otherwise, (ii) maintain their holdings at current levels, or (iii) sell or otherwise dispose of all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise or reduce their level of investment or control in Issuer. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities at satisfactory price levels; the continuing evaluation of Issuer’s business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, board of directors and controlling stockholders of Issuer; and other future developments.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

(a) Beneficial Ownership of Shares of Issuer’s Common Stock

                                The approximate percentages of shares of the Issuer’s Common Stock reported as beneficially owned by the Reporting Persons are based on 54,704,346 shares of the Issuer’s Common Stock outstanding as of February 28, 2006. This amount represents 50,106,646 shares that were outstanding as of February 28, 2006, as represented by the Issuer in the Prospectus Supplement dated as of February 28, 2006 (the “Prospectus Supplement”), filed as Exhibit B hereto, plus a total of 4,597,700 shares purchased pursuant to the Securities Purchase Agreement, which closed on February 28, 2006.

                                Aggregate amount beneficially owned: See Row 11 of the cover page for Each Reporting Person.

                                Percent of class: See Row 13 of the cover page for Each Reporting Person.

(b) Power to Vote or Dispose of Shares of Issuer’s Common Stock

Number of shares as to which the person has:

                                (i)  Sole power to vote or to direct the vote: See Row 7 of the cover page for Each Reporting Person.

                                (ii)  Shared power to vote or to direct the vote: See Row 8 of the cover page for Each Reporting Person.

                                (iii)  Sole power to dispose or to direct the disposition: See Row 9 of the cover page for Each Reporting Person.

                                (iv)  Shared power to dispose or to direct the disposition: See Row 10 of the cover page for Each Reporting Person.

(c) Recent Transactions

Except as set forth herein, the Reporting Persons have not effected any transaction in the Issuer’s Common Stock during the past sixty days.

(d) Right to Receive Dividends

Not applicable.

(e) Ownership of Less Than 5% of the Class of Securities

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                                The responses to Items 3 and 4 are incorporated herein by reference. Except as otherwise described therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.              MATERIALS TO BE FILED AS EXHIBITS.

                                The following documents are filed as exhibits hereto:

Exhibit A:	Securities Purchase Agreement, dated February 28, 2006, by and among the Issuer, KPCB Holdings, and Prospect.*

Exhibit B:	Prospectus Supplement, dated February 28, 2006.**

*	Incorporated by reference to Exhibit 99.2 to Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2006.

**	Incorporated by reference to Issuer’s report on Form 424B5 filed with the Securities and Exchange Commission on February 28, 2006.

SIGNATURES After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: March 10, 2006

KPCB HOLDINGS, INC.

By:	/s/ Susan Biglieri

Name:	Susan Biglieri

Title:	Chief Financial Officer and Secretary

KPCB PANDEMIC AND BIO DEFENSE FUND, LLC

By:	/s/ Ted Schlein

Name:	Ted Schlein

Title:	Managing Director

KPCB PBD ASSOCIATES, LLC

By:	/s/ Ted Schlein

Name:	Ted Schlein

Title:	Managing Director

APPENDIX 1 Information Concerning the Executive Officers and Directors of KPCB Holdings, Inc.

Name:	Title:	Present Principal Employment	Address

John A. Denniston	President and Sole Director	General Partner, Kleiner Perkins Caulfield & Byers	2750 Sand Hill Road Menlo Park, CA 94025

Susan Biglieri	Chief Financial Officer and Secretary	Chief Financial Officer, Kleiner Perkins Caulfield & Byers	2750 Sand Hill Road Menlo Park, CA 94025